EXHIBIT 99.1

AGREEMENT WITH RESPECT TO FIDELITY BOND

WHEREAS, Barings Corporate Investors (“MCI”), Barings Participation Investors (“MPV”) and Barings Global Short Duration High Yield Fund (“BGH”) (MCI, MPV and BGH referred to collectively as the “Investment Companies”) are each management investment companies registered as such under the Investment Company Act of 1940 (the "Act") and are each managed by Barings LLC; and

WHEREAS, Section 17(g) of the Act and Rule 17g-1 thereunder require each registered management investment company to purchase a fidelity bond of a certain minimum amount and, based on present assets of the Investment Companies, would permit each of the Investment Companies to purchase a single insured bond in the following minimum amounts, respectively:

Barings Corporate Investors	$750,000
Barings Participation Investors	$600,000
Barings Global Short Duration High Yield Fund	$750,000
Total	$2,100,000

WHEREAS, Rule 17g-1 allows registered management investment companies managed by the same person to purchase a joint insured bond in a minimum amount equal to the aggregate of the minimum amounts of single insured bonds required for each such company and would permit the Investment Companies to purchase a joint insured bond in the minimum amount of $2,100,000; and

WHEREAS, in accordance with Rule 17g-1, the Investment Companies have jointly contracted to purchase an Investment Company Bond issued by Great American Insurance Company, a member of Great American Insurance Group (the “Bond”) in the sum of $2,100,000, which amount has been determined to be reasonable by a majority of the Boards of Trustees of each of the Investment Companies (including a majority of the Trustees who are not interested persons of each of the Investment Companies); and

WHEREAS, Rule 17g-1 requires each registered management investment company that is a party to a joint insured bond to enter into an agreement with all other named insureds for an equitable and proportionate sharing of any recovery involving a joint loss;

NOW THEREFORE, effective August 2, 2022, each of the Investment Companies hereby agrees by and between themselves as follows:

1.	The portion of the Bond premium to be paid by or on behalf of each of the Investment Companies shall be as agreed upon between the Investment Companies and as approved by a majority of the Boards of Trustees of Barings Corporate Investors, Barings Participation Investors and Barings Global Short Duration High Yield Fund who are not interested persons of each of the Investment Companies, such apportionment of the premium to be equitable taking all relevant factors into consideration.

2.	In the event a loss is sustained that affects two or more of the Investment Companies that exceeds the Bond’s limit of liability, the amount of such recovery will be prorated in the ratio of the insurance coverage of such Investment Companies under the Bond, provided that each Investment Company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received if it had maintained a single insured bond in the amount required by paragraph (d)(1) of Rule 17g-1.

BARINGS CORPORATE INVESTORS	BARINGS PARTICIPATION INVESTORS

By: /s/ Christopher Hanscom	By: /s/ Christopher Hanscom
Christopher Hanscom	Christopher Hanscom
Chief Financial Officer	Chief Financial Officer

The foregoing is executed on behalf of Barings Corporate Investors, organized under a Declaration of Trust dated September 13, 1985, as amended from time to time. The obligations of this Agreement are not personally binding upon, nor shall resort be had to the property of, any of the Trustees, shareholders, officers, employees or agents of such Trust, but the Trust's property only shall be bound.

The foregoing is executed on behalf of Barings Participation Investors, organized under a Declaration of Trust dated April 7, 1988, as amended from time to time. The obligations of this Agreement are not binding upon, nor shall resort be had to the property of, any of the Trustees, shareholders, officers, employees or agents of such Trust, but the Trust’s property or a specific portion thereof shall only be bound.

BARINGS GLOBAL SHORT DURATION HIGH YIELD FUND

By: /s/ Christopher Hanscom
Christopher Hanscom
Chief Financial Officer

The foregoing is executed on behalf of Barings Global Short Duration High Yield Fund, organized under an Agreement and Declaration of Trust dated May 19, 2011, as amended from time to time. The obligations of such Trust are not personally binding upon, nor shall resort be had to the property of, any of the Trustees, shareholders, officers, employees or agents of such Trust, but only to the Trust’s property and assets shall be bound.